Exhibit 99.127

Vicinity Motor Electric Vehicle Customers to Receive up to $100,000 in Incentives per Vehicle from British Columbia Government

$40,000 to $100,000 Rebates Offered to Customers through the CleanBC Go Electric Specialty Use Vehicle Incentive Program; Intended to Spur Adoption of EVs in British Columbia, Canada

VANCOUVER, BC - June 28, 2021 - Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel buses, today announced its Vicinity Lightning™ EV bus, as well as its recently announced line of EV trucks, have received eligibility for customer rebates of up to 33% of the purchase price through the Canadian Province of British Columbia’s CleanBC Go Electric Program.

The CleanBC Go Electric Specialty Use Vehicle Incentive Program is one of a suite of programs offered under the Province of BC’s CleanBC Go Electric Program. The program is funded through the Ministry of Energy, Mines and Low Carbon Innovation and is administered by the Fraser Basin Council Society. The program provides a maximum rebate of $100,000 or 33% of the purchase price per vehicle, whichever is lower. The program website link is https://pluginbc.ca/suvi/.

“This significant rebate opportunity for customers, such as this rebate in B.C., will propel the already strong momentum for our breakthrough Vicinity Lightning™ EV bus offering and recently announced VMC 1200 Class 3 EV truck,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “The continued support from the forward-thinking local, provincial and national governments of Canada for electrification is significant. The new rebates from the CleanBC Go Electric Program are intended to encourage and accelerate the adoption of zero-emission vehicles (ZEVs) in British Columbia for both their environmental and economic benefits – and our Lightning™ EV and VMC 1200 Class 3 truck perfectly aligns with these goals by providing the versatility to support countless transit and industrial applications.

“These savings can be significant for our prospective customers, ranging from over $40,000 for a medium duty Class 3 vehicle, to the maximum $100,000 for our extended range 168 kWh Vicinity Lightning™ EV. We believe the rebates will further position our EVs at a price point very suitable for mass deployment, increasing sales and building shareholder value,” concluded Trainer.

To view the new introductory sales video for the VMC 1200, please visit here.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.